BAE SYSTEMS

99

82-3138

03045697

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

BAE SYSTEMS plc

NOTICE OF RESULTS

BAE SYSTEMS plc expects to announce its preliminary full-year results for the year ending 31 December 2003 on 26 February 2004.

24 November 2003

dlw 4/15

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mark Ronald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mark Ronald

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares held under the Investment Share Plan and subsequent part disposal.

7. Number of shares / amount of stock acquired

64,318

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

26,069

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Acquisition: nil cost
Disposal: 170.75 pence

13. Date of transaction

21 November 2003

14. Date company informed

21 November 2003

15. Total holding following this notification

145,646 (see also 23 below)

16. Total percentage holding of issued class following this notification

Not significant

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director also has interests in contingent awards over 43,079 shares under the Restricted Share Plan, contingent awards/options over 317,217 shares under the Performance Share Plan, options over 1,186,124 shares under the Executive Share Option Schemes, and 20,314 CALS (units of Capital Amortising Loan Stock)

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

21 November 2003